UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,061,316*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,061,316*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,061,316*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 3,026,316 Shares held by Mr. Duggan (as defined herein) and (ii) 35,000 Shares held by Genius Accelerated (as defined herein).

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CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS ACCELERATED, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 74587B 10 1

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan”) and Genius Accelerated, LLC, a Florida limited liability company (“Genius Accelerated”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan is the sole member of Genius Accelerated. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by Genius Accelerated. Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756. The principal business address of Genius Accelerated is 616 Druid Road East, Clearwater, Florida 33756.
(c)	The principal occupation of Mr. Duggan is serving as a private investor. The principal business of Genius Accelerated is education and training.
(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duggan is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 3,026,316 Shares owned directly by Mr. Duggan is approximately $32,904,101, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 35,000 Shares owned by Genius Accelerated, which Mr. Duggan is the sole member of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $840,000, including brokerage commissions. Such Shares were acquired with working capital.

4

CUSIP No. 74587B 10 1

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 14,175,299 Shares outstanding, as of April 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.       Genius Accelerated

a)	As of the close of business on May 11, 2017, Genius Accelerated beneficially owned 35,000 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 35,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Genius Accelerated during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.       Mr. Duggan

(a)

As of the close of business on May 11, 2017, Mr. Duggan directly owned 3,026,316 Shares. As the sole member of Genius Accelerated, Mr. Duggan may be deemed the beneficial owner of the 35,000 Shares owned by Genius Accelerated.

Percentage: Approximately 21.6%

(b)	1. Sole power to vote or direct vote: 3,061,316
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,061,316
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 11, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 11, 2017.
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CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2017

GENIUS ACCELERATED, LLC

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Sole Member

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP No. 74587B 10 1

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	25,187	24.94	4/25/17
Common Stock	10,000	24.47	4/26/17
Common Stock	200	22.95	4/27/17
Common Stock	25,000	23.85	4/28/17
Common Stock	19,348	23.81	5/1/17
Common Stock	5,000	23.40	5/2/17
Common Stock	25,789	21.09	5/9/17
Common Stock	17,600	20.96	5/11/17

GENIUS ACCELERATED, LLC

Common Stock	35,000	24.00	4/28/17